UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33039

WARNER CHILCOTT LIMITED

(Exact name of registrant as specified in its charter)

Unit 19 Ardee Business Park

Hale Street

Ardee, Co. Louth, Ireland

+353 41 685 6983

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Class A Common Shares, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                         1

Pursuant to the requirements of the Securities Exchange Act of 1934 Warner Chilcott has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 14, 2009	By:	/s/ Paul Herendeen
		Name: Title:	PAUL HERENDEEN Executive Vice President and Chief Financial Officer

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.